April 6, 2015
Cable One, Inc.
Form 10
Filed February 27, 2015
File No. 001-36863

Dear Ms. Murphy and Mr. Mastrianna:

Reference is made to the comment letter (the “Comment Letter”) dated March 25, 2015, from the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) with respect to the Form 10 of Cable One, Inc. (the “Company”), filed with the Commission on February 27, 2015.

This letter is to confirm our conversation with you on April 3, 2015, granting the Company an extension to April 17, 2015, to file its response to the Comment Letter, in order to include, along with the Company’s response to your comments in the Comment Letter, pro forma historical financial information of the Company giving effect to the spin-off from Graham Holdings Company.

We are grateful for the Staff’s assistance in this matter.  Please do not hesitate to contact me with any further comments or questions.

Sincerely,

/s/ Eric L. Schiele
Eric L. Schiele

Ms. Celeste Murphy
Mr. William Mastrianna
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E.
Washington, D.C. 20549

VIA EDGAR

Copy to:

Mr. Thomas O. Might
Chief Executive Officer
Cable One, Inc.
210 E. Earll Drive
Phoenix, AZ 85012

VIA EMAIL